Burhmann US, Inc.

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

August 1, 2005

H. Roger Schwall, Esq.

Assistant Director

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

United States of America

Re:                             Buhrmann US Inc.

                                                Registration Statement on Form F-4; Filing No. 333-123952

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of Buhrmann US Inc. and its co-registrants (the “Registrants”), I hereby request that the effective date of to the Registrants’ Registration Statement on Form F-4, as amended, be accelerated to 10:00 a.m., Eastern standard time, or as soon as practical thereafter, on August 3, 2005.

The Registrants acknowledge the following:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BUHRMANN US INC.

By:	/s/ Heidi van der Kooij
Name: Heidi van der Kooij
Title: Secretary

cc:           Alexander F. Cohen, Latham & Watkins LLP

                David Hong, Latham & Watkins LLP